

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 21, 2006



06012862

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
21 April 2006 (ASX Announcement & Media Release – Notice of Meeting)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of First Australian Resources Limited will be held at 10.30am on Wednesday 24 May 2006 at the Royal Perth Yacht Club, Australia 11 Drive, Crawley, Western Australia.

ORDINARY BUSINESS

1. Annual Accounts

To receive and consider the Financial Report for the financial period ended 31 December 2005 and the reports of the Directors and the Auditors thereon.

2. Election of Director

To re-elect as a director Mr C L Cavness who retires in accordance with Clause 17 of the Constitution and, being eligible, offers himself for re-election.

3. Remuneration Report

To consider, and if thought fit, pass the following resolution as an ordinary resolution: "That the Remuneration Report for the financial period ended 31 December 2005 be adopted".

SPECIAL BUSINESS

4. Ratification of Previous Placement

To consider and, if thought fit, pass the following resolution (with or without amendment) as an ordinary resolution:

"That for the purposes of Listing Rule 7.4 and all other purposes, the members of the Company hereby approve the recent issue and allotment of 7,700,000 unsecured convertible notes ("**Notes**") at a price of 70 cents per Note to those persons referred to in Section 4 of the Explanatory Statement."

> The Company will disregard any votes cast on this resolution by any person who participated in the issue and any associate of any such person. However, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote, in accordance with the directions on the proxy form, or it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

By order of the board

ALBERT EDWARD BRINDAL
Company Secretary

Perth
20 April 2006

Explanatory Statement

This Notice of Annual General Meeting should be read in conjunction with the accompanying Explanatory Statement, which forms part of this Notice of Annual General Meeting.

Voting Entitlement

Pursuant to regulation 7.11.37 of the Corporations Regulations 2001, the Directors have determined that the shareholding of each shareholder for the purposes of ascertaining the voting entitlements for the Annual General Meeting will be as it appears in the Share Register at 5.00 pm (WST) on 22 May 2006.

Proxies

A shareholder has the right to appoint a proxy, who need not be a member of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the proportion or number of votes each proxy is entitled to exercise. The Proxy Form must be deposited at the Company's Registered Office, Level 1, 87 Colin Street, West Perth, WA, or by facsimile to the Company on 08-9322-5116.

ACN 009 117 293

EXPLANATORY STATEMENT

1. **Introduction**

This Explanatory Statement has been prepared for the information of members of First Australian Resources Limited ("**FAR**" or "**Company**") in connection with the business to be conducted at the Annual General Meeting of members to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, Western Australia on Wednesday 24 May 2006 at 10.30am.

This Explanatory Statement should be read in conjunction with the accompanying Notice of Meeting. The purpose of the Explanatory Statement is to provide shareholders with information that the Board believes to be material to shareholders in deciding whether or not to approve the above resolutions.

2. **Resolutions 1 and 2 - Adoption of Accounts and Election of Director.**

Resolutions 1 and 2 deal with procedural matters, being the adoption of the annual accounts and re-election of a Director. Both resolutions have the support of the Board.

3. **Resolution 3**

Shareholders are asked to adopt the Company's Remuneration Report which is set out on pages 29 and 30 of the 2005 Annual Report.

The shareholder vote on this resolution is advisory only and does not bind the Directors or the Company.

4. **Resolution 4 – Ratification of Previous Placement.**

During February 2006, the Company placed 7,700,000 unsecured convertible notes ("**Notes**") at a price of 70 cents per Note to raise additional working capital and contribute toward the costs of proposed exploration offshore Senegal. The securities were placed to clients of Hartley's Limited.

Each Note carries a coupon rate of 10 percent payable quarterly in arrears and is convertible into 5 ordinary shares on or before 31 January 2009 by payment of 14 cents per share. The Notes are quoted on the ASX.

The offer raised $5,390,000 before costs.

The purpose of seeking shareholder approval of this Note issue (which has already been made) is to ratify the issue so as to reinstate the maximum limit under the Listing Rules on the number of Equity Securities that FAR may issue in any 12 month period without shareholder approval.

The terms and conditions of the Notes are shown in Schedule 1.

All Directors recommend that shareholders vote in favour of resolution 4.

SCHEDULE 1

TERMS AND CONDITIONS OF NOTES REFERRED TO IN RESOLUTION 4

BEING NOTES ISSUED AS PART OF RECENT PLACEMENT

3.1 Rights and Liabilities Attaching to Convertible Notes

A summary of the material terms of the Convertible Notes issued pursuant to this Prospectus is as follows:

Issuer	First Australian Resources Limited ACN 009 117 293
Trustee	Australian Executor Trustees Limited ACN 007 869 794
Issue Price per Note (Face Value)	$0.70
Interest	10% per annum fixed Interest accrues daily from the date of issue of the Convertible Notes until the earlier of: (i) the Maturity Date; or (ii) the first Interest Payment Date after receipt of a Conversion Notice by the Company.
Interest Payment Dates	Interest will be payable on the last Business Day of each period of 3 calendar months (ending on 31 December, 31 March, 30 June and 30 September).
Maturity Date	The Convertible Notes will mature and be redeemed by the Company on the Maturity Date, being 31 January 2009.
Elective Conversion	Convertible Notes may be converted at any time into fully paid ordinary Shares upon election by the Convertible Note holder to do so, provided that such election is in writing and given to the Company on or prior to the Maturity Date (**Conversion Notice**). The Company will proceed to issue to the Noteholder who delivers that Conversion Notice that number of Shares as determined by the Conversion Factor on the first Interest Payment Date following receipt of the Conversion Notice by the Company.
Conversion Factor	Upon conversion, each Convertible Note will convert into 5 fully paid ordinary Shares and all such Shares will rank pari passu in all respects with the existing ordinary Shares in the Company.

Information Rights	Convertible Note holders will receive copies of all information which the Company sends to its shareholders.
Voting Rights	The Convertible Notes are non-voting and do not confer on the Noteholder any rights to attend a general meeting of shareholders (unless otherwise required by the Listing Rules or the Corporations Act). At every meeting of Noteholders, each Noteholder is entitled, on a show of hands, to one vote. On a poll, each Noteholder is entitled to one vote in respect of every Convertible Note held by that Noteholder.
Reconstruction	If there is a reconstruction of the issued capital of the Company, the basis for the conversion of the Convertible Notes will be reconstructed in the same proportion as the issued capital of the Company is reconstructed and in a manner which will not result in any additional benefits being conferred on the holder of Convertible Notes which are not conferred on shareholders.
Bonus Issues	If a bonus Share issue or capital return is made by the Company to its shareholders at any time prior to conversion of any Convertible Notes and a conversion subsequently occurs then the Company will issue and allot or distribute to that Noteholder: (a) Shares in the capital of the Company of the same class as the Shares the subject of the bonus Share allotment or a capital return as the case may be; and (b) the number of Shares so issued or the amount of capital return as the case may be will be equal to the number of Shares in the capital of the Company or the amount of capital return to which that Noteholder would have been entitled, if the face value of the Convertible Notes held by that Noteholder in respect of which conversion has occurred, had been converted immediately prior to the making of the bonus Share allotment or capital return as the case may be.
Security	The Convertible Notes are unsecured and will rank behind all secured creditors of the Company and rank equally with other unsecured creditors.

Trust Deed	The Company has entered into the Trust Deed with the Trustee in relation to the Convertible Notes for the purpose of Part 2L of the Corporations Act. The Convertible Notes are issued subject to the Trust Deed.
Tax	In the event that any tax is imposed on any payment under a Convertible Note, the Company may deduct the amount of the tax from the amount payable under the Convertible Note.
ASX	The ASX has granted Official Quotation of the Convertible Notes in accordance with the Listing Rules. Upon quotation, the terms of the Convertible Notes will be subject to the Listing Rules and may be varied from time to time if necessary to ensure compliance with the Listing Rules.
FOREIGN SHAREHOLDERS	Where Convertible Notes are held by or on behalf of a person resident outside Australia then it will be a condition precedent to the right of the Noteholder to receive payment of any amount payable or to obtain Shares on Conversion, that the requirements of all applicable laws of the Commonwealth of Australia or any of its States or Territories and of the country of residence of the Noteholder in respect of such payment or Conversion are satisfied so that such payment or conversion will not result in a breach of any such applicable law by the Company.



REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 1156 NEDLANDS WA 6909

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

PROXY FORM

I/We

Being a Member/Members of First Australian Resources Limited (ABN 41 009 117 293) hereby appoint:

NAME OF PROXY

	OR The Chairman of the Meeting	X

If the proxy form is signed but no proxies are named it will be taken to mean that the Chairman of the Meeting is appointed as the Member's proxy to vote for the Member on the Member's behalf at the Annual General Meeting of the Company to be held at the Royal Perth Yacht Club, Australia II Drive, Crawley, W.A. on Wednesday, 24 May 2006, at 10.30am and at any meeting held subsequent and pursuant to an adjournment of that meeting.

If you wish to appoint two proxies state here the proportion or number of your voting rights each proxy is entitled to exercise

SIGNED

Individual or First Shareholder	**Shareholder 2**	**Shareholder 3**
Director/Company Secretary	Director	Sole Director/Company Secretary

DATED this ______ **day of** ______ **2006**

If convenient please provide your telephone number in case we need to contact you

☎

Executed under Common Seal (if applicable)

INSTRUCTIONS TO PROXY – Please mark your preference with an X

BUSINESS	For	Against	Abstain
Item 1: To receive and consider the Financial Report, Directors' Report and the Independent Auditor's Report for the year ended 31 December 2005.	☐	☐	☐
Item 2: To re-elect Mr. C L Cavness as a Director.	☐	☐	☐
Item 3: To adopt the Remuneration Report	☐	☐	☐
Item 4: To ratify placement of convertible notes	☐	☐	☐

See proxy notes over page



REGISTERED OFFICE
LEVEL 1, 87 COLIN ST
WEST PERTH, WA 6005

ADDRESS ALL CORRESPONDENCE TO:
ADVANCED SHARE REGISTRY SERVICES
PO BOX 1156 NEDLANDS WA 6909

FIRST AUSTRALIAN RESOURCES LIMITED ABN 41 009 117 293

If the Chair of the Meeting is appointed as your proxy, or may be appointed by default and you do not wish to direct your proxy how to vote as your proxy in respect of a resolution please place a mark in the box

☐

By marking the box you acknowledge that the Chair of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution/s and that votes cast by the Chair of the meeting for those resolutions other than as proxy holder will be disregarded because of that interest.

Note: If you do not mark the box and you have not directed your proxy how to vote, the Chair will not cast your votes on the resolutions and your votes will not be counted in calculating the required majority if a poll is called on the resolution.

The Chairman intends to vote any undirected proxies in favour of the resolutions.

Please return this proxy form to the Company as soon as possible, but in any event no later than 10.30am on 22 May 2006.